ELDORADO GOLD CORPORATION

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee (the “Committee”) is to oversee that Management of the Company (the “Management”) has in place an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; to monitor the independence and performance of the Company’s external auditor (the “Auditor”); to oversee the integrity of the Company’s financial disclosure and reporting and to monitor Management’s compliance with legal and regulatory requirements; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors (the “Board”).

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form the Committee annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Board has determined that the Committee will be comprised of at least three Directors (the “Member” or “Members”), all of whom will meet the “independence and financial literacy” qualifications under applicable securities law and one Member shall meet the definition of a “financial expert” as defined by the United States Securities & Exchange Commission.

2.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

4.

The Committee or a Committee Member is able to engage any outside advisors at the Company’s expense that it determines is necessary in order to assist in fulfilling the its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance Committee.

MEETINGS

1.

Meetings of the Committee will be held at the request of a Member of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determined, but in any event at least to review the Company’s quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice and any absent waive notice in writing.

2.

A majority of members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting (attendance is as defined by the Company’s Articles).   Powers of the Committee may also be exercised by resolution in writing signed by all the Members of the Committee.

3.

The Committee will have access to the External Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the External Auditor independent of Management at least once a year.

4.

The External Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the External Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto;

b)

the appropriateness of the Management Discussion and Analysis of operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

c)

any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

d)

any significant transactions which are not a normal part of the Company’s business;

e)

the nature and substance of significant accruals, reserves and other estimates;

f)

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

g)

all significant adjustments proposed by Management or by the Auditor;

h)

the specifics of any unrecorded audit adjustments;

i)

if applicable, any impairment provisions based on ceiling test calculations;

j)

Independently and periodically review the adequacy of procedures in place for the review of public disclosure of financial information as stated or derived from the financial statements.

k)

review financial statements, MD&A and management’s quarterly and annual earnings release before they are released to the public; and

l)

review with Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

2.

Review and approve the audit and review and pre-approve non-audit services, except those non-audit services permitted by the regulators, and related fees and expenses and determine the independence of the External Auditor.

3.

Establish guidelines for the retention of the External Auditor for any non-audit service.

4.

Recommend to the Board the appointment of the External Auditor to be proposed at the annual shareholders’ meeting and the compensation of the External Auditor.  The External Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

5.

Review and assess internal controls and procedures with the External Auditor, the External Auditor’s perception of the Company’s financial and accounting personnel, any material recommendations which the Auditor may have, the cooperation which the Auditor received during the course of its review and the adequacy of their access to records, data and other requested information.

6.

Require the External Auditor to report to the Audit Committee and:

a)

oversee the work of the External Auditor;

b)

assess the audit team;

c)

assist in the resolution of disagreements between management and the External Auditor regarding financial reporting.

7.

Review and approve hiring policies regarding present and former employees of the present and former External Auditor.

8.

Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

9.

Establish a complaint process and “whistle-blowing” procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters.  Establish procedures for employees’ confidential, anonymous submissions in accordance with the Company’s “Whistle Blower Policy”.

10.

Advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

11.

Review with Management and the External Auditor, the Company’s internal accounting and financial systems and controls to assess that the Company maintains and reports on:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

12.

Review the External Auditor’s Management Letter and the External Auditor’s Report.  Such Report to be directed to the Committee.

13.

Review the External Auditor’s Report on Internal Controls and report all deficiencies and remedial actions to the Board.

14.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

15.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

16.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

17.

Assess the Committee’s performance of the duties specified in this charter and report its finding to the Board of Directors.

Approved at a meeting of the Board of Directors held March 25, 2008.